

August 8, 2014

<u>Via E-mail</u>
Mr. Timothy Neher
Chief Executive Officer and Principal Financial Officer
Accelerated Acquisitions XVII, Inc.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Accelerated Acquisitions XVII, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed December 30, 2013**
> **Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2013**
> **Filed August 5, 2014**
> **File No. 000-54549**

Dear Mr. Neher:

We have reviewed your response dated August 5, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2013</u>

<u>Item 9A(T). Controls and Procedures, page 3</u>

1. We refer to your response to prior comment 1 and your amendment No. 1 to Form 10-K filed on August 5, 2014. We do not see where you have provided Management's Report on Internal Control as part of your amended 10-K as indicated in your response. Please further amend your Form 10-K to include Management's Report on Internal Control over Financial Reporting, including each component as it relates to management's assessment of the effectiveness of the company's internal control over financial reporting as of September 30, 2013, as required by Item 308(a)(1), (2) and (3) of Regulation S-K.

2. In this regard, please note your amendment should include the Form 10-K in its entirety, with new, currently dated and signed Certifications.

3. With regards to your Disclosure Controls and Procedures disclosures, please correct the date of your review to reflect your September 30, 2013 year end.

You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Julie Sherman, Reviewing Accountant, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief